Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Beneficial Bancorp, Inc. and Subsidiaries:

We consent to the incorporation by reference in the registration statement Nos. 333-201749, 333-211067 and 333-201750 on Form S-8 of Beneficial Bancorp, Inc. and Subsidiaries of our reports dated February 27, 2017, with respect to the consolidated statements of financial condition of the Beneficial Bancorp, Inc. as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows, for each of the years in the three-year period ended December 31, 2016, and the effectiveness of internal control over financial reporting as of December 31, 2016, which reports appear in the Annual Report on Form 10-K of the Beneficial Bancorp, Inc. for the year ended December 31, 2016.

/s/ KPMG LLP

Philadelphia, Pennsylvania
February 27, 2017